Exhibit 1(e)

April 21, 1999

Board of Directors
Chock full o' Nuts Corporation
370 Lexington Avenue
New York, NY 10017

Attention: Marvin Haas, Chief Executive Officer

Gentlemen:

After discussions with your advisors over the past several days, Sara Lee Corporation ("Sara Lee") has increased its offer for your Company from $9.50 per share to $10.50 per share. Earlier today, in response to your advisors, we further improved our proposal by offering stock consideration.

Sara Lee's proposal at $10.50 per share is equal to its highest previous proposal as communicated on October 16, 1998 of $10.50 per share, despite the following public disclosure since that time:

        - Income from operations for the six months ended January 31, 1999 (the most recent period available since our October 16 proposal) which is $1.9 million less than the comparable period for the prior year (a 19% decline)
        - EPS for the period described above which is $0.06 less than the comparable period for the prior year (a 19% decline)
        -      New executive severance agreements

Our proposal represents a 75% premium to today's closing price and we believe constitutes a very full and fair offer for a company which has underperformed the stock market in each of the last 1, 3 and 5 year periods. The attached exhibits provide some context for our proposal and make some points which we would like to bring to your attention.

The draft merger agreement which was delivered to your advisors on April 16th could be quickly amended to reflect the terms of our last proposal or any other structural elements which you may feel are attractive to your shareholders.

Sincerely,

/s/ Mark J.  McCarville
Mark J.  McCarville
Senior Vice President - Corporate Development



      Perspective on Sara Lee's Proposal to the Board of Directors of
                      Chock full o' Nuts Corporation

1. Our proposed purchase price has a premium associated with it which is very substantial by any measure:

                                          Price           Premium at $10.50
                                          -----           -----------------

        Latest Close (4/21/99)            $6.00           75.0%
        Close 30 Trading Days Prior       $5.06           107.4%
        52-Week High                      $8.19           28.2%
        1 Year Average                    $6.28           67.3%
        3 Year Average                    $6.13           71.4%
        5 Year Average                    $6.03           74.0%

2. Our proposed purchase price has the following implied multiples (a):

                                             Figure        Implied Multiple
                                             ------        ----------------

        LTM EPS                               $0.22           47.5x
        1998 EPS                              $0.45           23.3x
        Highest EPS of Last Three Years       $0.55           19.1x
        Highest EPS of Last Five Years        $0.57           18.4x
        LTM EBITDA                            $23.4           9.9x
        LTM EBIT                              $13.7           16.9x

(a) Assuming $10.50 per share purchase price, net debt of $(0.8)mm (includes cash from exercise of .401 mm options with an average exercise price of $6.52), and 21.6mm fully diluted shares outstanding as per latest 10-Q filed. (b) Latest Twelve Months as of January 31, 1999.

3. We believe that this pricing is extremely attractive for a company which has had a very inconsistent operating record and whose stock price has substantially underperformed the S&P 500 over a one, three and five year period:



                             LTM            1998          1997       1996        1995          1994
                             ---            ----          ----       ----        ----          ----


        Sales               $370.2         $396.4        $366.3     $323.3      $328.2        $265.6
        Operating Income    $ 13.7         $ 15.6        $ 21.2     $ 15.1      $ 18.3        $ 11.0
        % Growth             (12.4%)        (26.4%)        40.7%     (17.3%)      66.2%         (9.5%)
        EPS                 $  0.37        $  0.45       $  0.55    $  0.41     $  0.51       $  0.57
        % Growth             (17.8%)        (18.2%)        34.1%     (19.6%)     (10.5%)       470.0%

                                                               Stock Performance
                                                               -----------------
                                                          1 Year     3 Years     5 Years
                                                          ------     -------     -------

        CHF Shareholders                                  (12.6%)    26.8%       (3.2%)
        S&P 500                                            16.2%    102.5%      191.1%
        Underperformance in Percentage Points             (28.8)    (75.7)     (194.3)